SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - Ambev, in connection with the Notices to Shareholders dated June 9 and 10, 2011, hereby publicly informs that, on June 14, 2011, the term for the Company’s shareholders to subscribe for the unsubscribed shares deriving from the capital increase approved at the Extraordinary General Shareholders’ Meeting held on April 29, 2011, has ended.

The remaining unsubscribed shares will be distributed among the shareholders who indicated their decision, in the subscription bulletin submitted between June 13 and 14, 2011, to subscribe for such remaining unsubscribed shares within the proportion of 2.659028508% and 19.995127645%, respectively, of the common and preferred leftover shares subscribed and paid-in by the shareholders during such period.

For subscription and payment of the corresponding unsubscribed shares, shareholders must fill out the respective subscription bulletin at any branch of Banco Bradesco S.A., between June 21 and 22, 2011, bearing his/her original identification document and CPF and, upon subscription, carry out the payment for such shares in full, in local currency.

The remaining unsubscribed shares will be sold on the São Paulo Stock Exchange, to the benefit of the Company, on July 8, 2011, being the Company’s Board of Directors empowered to verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6,404/76, article 166). The credit of the subscribed shares will be made on the next day following the aforementioned Board of Directors meeting.

As previously disclosed, in the event, after such auction, the shares are not fully subscribed, the Company’s Board of Directors may partially acknowledge and ratify this capital increase, given the payment and subscription of its minimum amount, approved by the shareholders, equal to R$317,813,965.40.

For any questions regarding the matters dealt with in this Notice, please contact the Company’s Investor Relations Department at (55-11) 2122-1415 or ir@ambev.com.br.

São Paulo, June 20, 2011.

Nelson José Jamel

Investor Relations’ Officer

Companhia de Bebidas das Américas – Ambev

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer